SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9)(1)

                       Pegasus Communications Corporation
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                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    705904605
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                                 (CUSIP Number)

                                 R. Ted Weschler
                       c/o Peninsula Capital Advisors, LLC
                404B East Main Street, Charlottesville, VA 22902
                                 (434) 297-0811
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705904605
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF, WC, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     74,750

8.   SHARED VOTING POWER

     1,723,500

9.   SOLE DISPOSITIVE POWER

     82,750

10.  SHARED DISPOSITIVE POWER

     1,723,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,806,250

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.81%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 705904605
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF, WC, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,723,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,723,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,723,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.08%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 705904605
          ---------

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Item 1. Security and Issuer.

     The name of the issuer is Pegasus Communications Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, PA 19004. This Schedule 13D relates to the Issuer's Class A Common Stock, $0.01 par value (the "Shares").

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Item 2. Identity and Background.

     (a-c, f) This amendment to the Schedule 13D filed January 16, 2004 is being filed by Peninsula Capital Advisors, LLC, a Delaware limited liability company, whose principal business address is located at 404B East Main Street, Charlottesville, VA 22902 ("PCA"). PCA is the investment manager of Peninsula Investment Partners, L.P., a Delaware limited partnership ("PIP"). PCA also serves as investment advisor to a number of separate managed accounts and trusts.

     (d) Neither PCA nor PIP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither PCA nor PIP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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Item 3. Source and Amount of Funds or Other Consideration.

PCA
---

     As of the date hereof, PCA may be deemed to beneficially own 1,806,250 Shares. The Shares are held by PIP and the accounts and trusts for which PCA serves as investment manager (together with PIP, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds totaling approximately $55.0 million.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of PIP.

PIP
---

     As of the date hereof, PIP may be deemed to beneficially own 1,723,500 Shares. The Shares are held by PIP in its own accounts. The funds for the purchase of the Shares by PIP came from PIP's respective funds totaling approximately $53.0 million.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of PIP's margin account.

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Item 4. Purpose of Transaction.

     (a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on behalf of the Clients and the investors in PIP. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     In an effort to protect their investment and the investments made on behalf of the Clients and the investors in PIP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5. Interest in Securities of the Issuer.

PCA
---

     As of the date hereof, PCA may be deemed to be the beneficial owner of 1,806,250 Shares, constituting 37.81% of the Shares of the Issuer, based upon the 4,776,626 Shares outstanding as of November 10, 2003, according to the Issuer's most recent Form 10-Q.

     PCA has the sole power to vote or direct the vote of 74,750 Shares to which this filing relates.

     PCA has the shared power to vote or direct the vote of 1,723,500 Shares to which this filing relates.

     PCA has the sole power to dispose or direct the disposition of 82,750 Shares to which this filing relates.

     PCA has the shared power to dispose or direct the disposition of 1,723,500 Shares to which this filing relates.

     PCA specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by PCA and PCA on behalf of the Clients are set forth in Exhibit B and were all effected in broker transactions.

     The 1,806,250 Shares were acquired for investment purposes. PCA and/or PCA on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     PCA does not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D. However, PCA reserves the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should he deem appropriate.

PIP
---

     As of the date hereof, PIP may be deemed to be the beneficial owner of 1,723,500 Shares, constituting 36.08% of the Shares of the Issuer, based upon the 4,776,626 Shares outstanding as of November 10, 2003, according to the Issuer's most recent Form 10-Q.

     PIP has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     PIP has the shared power to vote or direct the vote of 1,723,500 Shares to which this filing relates.

     PIP has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     PIP has the shared power to dispose or direct the disposition of 1,723,500 Shares to which this filing relates.

     PIP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by PIP are set forth in Exhibit B and were all effected in broker transactions.

     The 1,723,500 Shares were acquired for investment purposes. PIP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     PIP does not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D. However, PIP reserves the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should he deem appropriate.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither PCA nor PIP has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

     None.

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

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 2004
                                         ------------------------------
                                                     (Date)

                                         PENINSULA CAPITAL ADVISORS, LLC

                                         By: /s/ R. Ted Weschler
                                             ---------------------
                                             R. Ted Weschler
                                             Managing Member

                                         PENINSULA INVESTMENT PARTNERS, L.P.

                                         By: Peninsula Capital Appreciation, LLC
                                             General Partner

                                         By: /s/ R. Ted Weschler
                                             ---------------------
                                             R. Ted Weschler
                                             Managing Member

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated February 12, 2004 relating to the Class A Common Stock par value $0.01 of Pegasus Communications Corporation shall be filed on behalf of the undersigned.

                                         PENINSULA CAPITAL ADVISORS, LLC

                                         By:  /s/ R. Ted Weschler
                                              ---------------------
                                              R. Ted Weschler
                                              Managing Member

                                         PENINSULA INVESTMENT PARTNERS, L.P.

                                         By: Peninsula Capital Appreciation, LLC
                                             General Partner

                                         By: /s/ R. Ted Weschler
                                             ---------------------
                                             R. Ted Weschler
                                             Managing Member

February 12, 2004
--------------------
Date

                                    Exhibit B
                                    ---------
                           Transactions in the Shares
                           --------------------------

          Date of                Number of Shares             Price Per
          Transaction            Purchase/(SOLD)              Share

          12/22/2003             102,800                       $22.67
          12/23/2003             200,000                       $26.34
          12/24/2003              99,000                       $28.80
          12/26/2003              76,000                       $30.23
          12/29/2003               5,000                       $29.12
          01/09/2004              20,500                       $34.01
          01/13/2004              20,000                       $36.01
          01/14/2004               7,000                       $36.86
          01/16/2004             100,000                       $43.36
          01/21/2004              28,600                       $49.65
          01/23/2004              43,500                       $44.60
          01/26/2004              15,000                       $46.45
          01/27/2004              50,000                       $49.17
          01/28/2004              20,000                       $48.94
          01/29/2004              80,000                       $45.56
          01/30/2004              30,000                       $44.96
          02/02/2004              20,000                       $45.51
          02/04/2004              53,600                       $41.91
          02/06/2004             200,000                       $28.02
          02/09/2004             100,000                       $28.34
          02/10/2004              60,000                       $28.44

03038.0001 #463039